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                          June 5, 2023

       Robert Temple
       General Counsel
       NuScale Power Corporation
       6650 SW Redwood Lane, Suite 210
       Portland, OR 97224

                                                        Re: NuScale Power
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed on June 1,
2023
                                                            File No. 333-272342

       Dear Robert Temple:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jason Brauser